MARKET-LINKED STEP UP NOTES

	Market-Linked Step Up Notes Linked to a Global Equity Basket
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	A global equity basket comprised of the S&P 500® Index (Bloomberg symbol: "SPX"), the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), and the MSCI EAFE Index (Bloomberg symbol: "MXEA"). The S&P 500® Index will be given an initial weight of 40%, and each of the EURO STOXX 50® Index and the MSCI EAFE Index will be given an initial weight of 30%.
Payout Profile at Maturity	• If the Market Measure is flat or increases, but is less than the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases up to or above the Step Up Value, leveraged upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Step Up Value	118% of the Starting Value
Step Up Payment	$1.80 per unit, an 18% return over the principal amount
Participation Rate	[115% to 135%], to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420414005652/v367137_fwp.htm
Exchange Listing	No



Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

<u>**Risk Factors**</u>

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
- The initial estimated value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 # Enhanced Return